03013706

BB 3/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH. D.C. 208

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49159

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. E. L. Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Third Avenue, Suite 5113
(No. and Street)

Seattle (City) Washington (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy R. Harmon (206) 623-3131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1901 6th Avenue North, Suite 1600 (Address) Birmingham (City) Alabama (State) 35203-2690 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

REL.max

OATH OR AFFIRMATION

I, Timothy R. Harmon, Vice President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.E.L. Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Timothy R. Harmon, Vice President

Title

Notary Public

Rhonda B. Toombs My commission expires: 01-10-2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REL Securities, Inc.

Financial Statements and Supplementary Information
For the Years Ended December 31, 2002 and 2001

REL Securities, Inc.
Table of Contents

PricewaterhouseCoopers LLP
1901 6th Avenue, North
Suite 1600
Birmingham AL 35203-2690
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Accountants

To the Board of Directors
REL Securities, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, stockholder's equity, and cash flows present fairly, in all material respects, the financial position of REL Securities, Inc. (the Company) as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 8, subsequent to December 31, 2002, the Company made the determination to cease operations and filed a Uniform Request Withdrawal from Broker-Dealer Registration dated January 27, 2003, requesting full withdrawal from registration.

PricewaterhouseCoopers LLP

February 21, 2003

REL Securities, Inc.
Statements of Financial Condition
December 31, 2002 and 2001

		2002		2001
ASSETS				
Cash and cash equivalents	$	38,586	$	9,082
Commissions receivable		934		-
	$	39,520	$	9,082
LIABILITIES AND STOCKHOLDER'S EQUITY				
Commissions payable to related parties	$	30,438	$	-
		30,438		-
Commitments and contingencies *(see Note 6)*				
Stockholder's equity:				
Common stock, $0.01 par value; 500,000 shares authorized, issued and outstanding		5,000		5,000
Additional paid-in capital		6,500		6,500
Accumulated deficit		(2,418)		(2,418)
		9,082		9,082
	$	39,520	$	9,082

The accompanying notes are an integral part of these financial statements

REL Securities, Inc.
Statements of Operations
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenue:		
Commissions and other revenues from related parties	$ 2,115,629	$ 3,225,949
	2,115,629	3,225,949
Expenses:		
Management and professional fees to related parties	2,115,629	3,225,949
Income before income taxes	-	-
Provision for income taxes	-	-
Net income	$ -	$ -

The accompanying notes are an integral part of these financial statements

REL Securities, Inc.
Statements of Stockholder's Equity
For the Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2000	$ 5,000	$ 6,500	$ (2,418)	$ 9,082
Balance, December 31, 2001	5,000	6,500	(2,418)	9,082
Net income	-	-	-	-
Balance, December 31, 2002	$ 5,000	$ 6,500	$ (2,418)	$ 9,082

The accompanying notes are an integral part of these financial statements

REL Securities, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

		2002		2001
Cash flows from operating activities:				
Net income	$	-	$	-
Adjustments to reconcile net income to net cash provided by operating activities:				
Change in commissions receivable		(934)		173,797
Change in advances receivable		-		12,391
Change in commissions payable		30,438		(173,797)
Net cash provided by operating activities		29,504		12,391
Net increase in cash and cash equivalents		29,504		12,391
Cash and cash equivalents, beginning of year		9,082		(3,309)
Cash and cash equivalents, end of year	$	38,586	$	9,082

The accompanying notes are an integral part of these financial statements

1. **General**

REL Securities, Inc. (the Company) was incorporated under the laws of the state of Washington on August 7, 1995. The Company, located in Seattle, Washington, was approved as a Member of the National Association of Securities Dealers, Inc. on December 6, 1996, and commenced business as a broker-dealer on May 1, 1997. The Company operates as a "special account" broker-dealer, which promptly transmits all customer funds and delivers all securities received in connection with its broker-dealer activities, does not hold funds or securities for, or owe money or securities to customers, and effectuates all financial transactions between the broker-dealer and customers through one or more bank accounts. The Company operates as a wholly owned subsidiary of REL Holdings, Inc. REL Holdings, Inc. is a wholly owned subsidiary of Highland Capital Holding Corporation (Highland) located in Birmingham, Alabama.

2. **Significant Accounting Policies**

Commissions - Commissions and other income are recorded as revenue when earned.

Cash Equivalents - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

3. **Related Parties**

The Company recorded commission revenue of $2,115,629 and $3,225,949 in 2002 and 2001, respectively, from registered representatives of other broker-dealers, who are employees of other subsidiaries of REL Holdings, Inc.

No capital contributions were made to the Company during 2002 or 2001.

REL Holdings, Inc. provides managerial and professional services on a shared cost basis to its affiliates. The Company's portion of these expenses was $2,115,629 and $3,225,949 in 2002 and 2001, respectively.

4. **Income Taxes**

The Company files a consolidated income tax return with Highland and certain affiliates, and accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), *Accounting for Income Taxes*. Under a tax allocation arrangement, Highland allocates current and deferred taxes by applying SFAS 109 to each member of the group as if it were a separate taxpayer. There were no temporary differences at the December 31, 2002 or 2001, and therefore, no resulting deferred tax assets or liabilities.

5. **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had computed net capital of $9,082, which was $4,082 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2001 was 3.35 to 1.

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i).

6. **Commitments and Contingencies**

The Company may from time to time be involved in various claims and possible actions arising out of the normal course of business. Although the outcome of any such matters cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

7. **Liabilities Subordinated to Claims of General Creditors**

The Company has no borrowings under subordination agreements at December 31, 2002 and 2001.

8. **Subsequent Event**

Subsequent to December 31, 2002, the Company made the determination to cease operations during 2003. The Company filed a Uniform Request Withdrawal from Broker-Dealer Registration dated January 27, 2003, requesting full withdrawal from registration and plans to cease operations during March 2003.

Supplementary Information

Schedule I

REL Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2002

NET CAPITAL		
Total stockholder's equity	$	9,082
Deductions and/or charges:		
Nonallowable assets		-
Net capital	$	9,082
AGGREGATE INDEBTEDNESS		
Items included in balance sheet:		
Commissions payable to related parties	$	30,438
Total aggregate indebtedness	$	30,438
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	4,082
Ratio of aggregate indebtedness to net capital		3.35 to 1

There are no differences between this computation of net capital and the corresponding computation prepared by REL Securities, Inc. and included in its unaudited FOCUS Report filing as of the same date.

Schedule II

REL Securities, Inc.

Computation for Determination of the Reserve Requirements
Under Securities and Exchange Commission Rule 15c3-3
As of December 31, 2002

EXEMPTION UNDER SECTION (k)(2)(i) HAS BEEN CLAIMED

The Company is not required to file the above schedule as it has claimed exemption from Securities and Exchange Commission Rule 15c3-3 under Paragraph (k)(2)(i) of the rule, as the broker-dealer carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker-dealer and its customers through one or more bank accounts.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Avenue, North
Suite 1600
Birmingham AL 35203-2690
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Directors of REL Securities, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements and supplemental schedules of REL Securities, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph of this report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph of this report, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph of this report.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2003